UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Alphabet Inc.

(Name of Issuer)

Class A Common Stock

Class B Common Stock

(Title of Class of Securities)

Class A Common Stock: 02079K 305

Class B Common Stock: 02079K 206

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: Class A: 02079K 305; Class B: 02079K 206

1.	Names of Reporting Persons Lawrence E. Page
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Such Reporting Person With:	5.	Sole Voting Power 21,360,900 of Class A Common Stock(1) 21,346,900 of Class B Common Stock
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 21,360,900 of Class A Common Stock(1) 21,346,900 of Class B Common Stock
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,360,900 of Class A Common Stock(1) 21,346,900 of Class B Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.8% of Class A Common Stock(1) 42.4% of Class B Common Stock
12.	Type of Reporting Person (See Instructions) IN

(1)	Comprises 21,346,900 shares of Class B Common Stock and 14,000 shares of Class A Common Stock held directly by Mr. Page. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. Ownership of Class A Common Stock assumes conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.

Item 1.

(a) Name of Issuer:

Alphabet Inc.

(b) Address of Issuer’s Principal Executive Offices:

1600 Amphitheatre Parkway, Mountain View, CA 94043

Item 2.

(a) Name of Person Filing:

Lawrence E. Page

(b) Address of Principal Business Office or, if none, Residence:

c/o Alphabet Inc., 1600 Amphitheatre Parkway, Mountain View, CA 94043

(c) Citizenship:

United States of America

(d) Title of Class of Securities:

Class A Common Stock, par value $0.001 per share

Class B Common Stock, par value $0.001 per share

(e) CUSIP No.:

Class A Common Stock: 02079K 305

Class B Common Stock: 02079K 206

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  ☐  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  ☐  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  ☐  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)  ☐  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-l(b)(l)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

Item 4. Ownership.

On August 10, 2015, Google Inc., a Delaware corporation (“Google”), announced plans to create a new public holding company, Alphabet Inc., a Delaware corporation (“Alphabet”), by implementing a holding company reorganization (the “Alphabet Merger”). Following the Alphabet Merger, Alphabet became the successor issuer to Google. On October 2, 2015, Google implemented the Alphabet Merger pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 2, 2015, among Google, Alphabet and Maple Technologies Inc., a Delaware corporation (“Merger Sub”), which resulted in Alphabet owning all of the outstanding capital stock of Google.

Pursuant to Rule 13d-3(d)(1), all shares of Class B Common Stock (which are convertible into shares of Class A Common Stock) held by the reporting person were deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A Common Stock beneficially owned by the reporting person and (ii) calculating the percentages of the Class A Common Stock owned by such person. Consequently, all Class A Common Stock amounts and percentages are inclusive of the Class B Common Stock amounts and percentages set forth herein. The percentages of ownership set forth below are based on 292,296,901 shares of Class A Common Stock and 50,294,813 shares of Class B Common Stock of Alphabet outstanding at December 31, 2015.

Lawrence E. Page			Class A(1)	Class B

(a)	Amount beneficially owned:		21,360,900	21,346,900

(b)	Percent of class:		6.8%	42.4%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	21,360,900	21,346,900
	(ii)	Shared power to vote or to direct the vote	0	0
	(iii)	Sole power to dispose or to direct the disposition of	21,360,900	21,346,900
	(iv)	Shared power to dispose or to direct the disposition of	0	0

(1)	Assumes conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2016

/s/ Kent Walker
Kent Walker, as Attorney-in-Fact for Lawrence Page

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints each of Kent Walker, Christine Flores, Kenneth H. Yi, and any employees designated by the Chief Legal Officer of Alphabet Inc. signing singly, the undersigned’s true and lawful attorney-in-fact (the “Attorney-in-Fact”) to:

(1) execute for and on behalf of the undersigned any or all of the following:

a. Statements on Schedule 13D and/or Schedule 13G (including amendments thereto) in accordance with Regulation 13D-G of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Securities Exchange Act”); and

b. Amendments to Form ID, Uniform Application for Access Codes to File on Edgar, and/or other filings associated with the undersigned’s access codes for filing on the Edgar filing system maintained by the United States Securities and Exchange Commission (the “SEC”).

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such statements on Schedule 13D and/or Schedule 13G, or amendments to Form ID and timely file such documents (including amendments thereto) with the SEC and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such Attorney-in-Fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such Attorney-in-Fact may approve in such Attorney-in-Fact’s discretion.

The undersigned hereby grants to each such Attorney-in-Fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such Attorney-in-Fact, or such Attorney-in-Fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing Attorneys-in-Fact, in serving in such capacity at the request of the undersigned, are not assuming, any of the undersigned’s responsibilities to comply with Regulation 13D-G of the Securities Exchange Act.

The undersigned agrees that each such Attorney-in-Fact herein may rely entirely on information furnished orally or in writing by the undersigned to such Attorney-in-Fact. The undersigned also agrees to indemnify and hold harmless each such Attorney-in-Fact against any losses, claims, damages or liabilities (or actions in these respects) that arise out of or are based upon any untrue statements or omission of necessary facts in the information provided by the undersigned to such attorney-in fact for purposes of executing, acknowledging, delivering or filing statements on Schedule 13D and/or Schedule 13G (including amendments thereto), or amendments to Form ID and agrees to reimburse the Company and such Attorney-in-Fact for any legal or other expenses reasonably incurred in connection with investigating or defending against any such loss, claim, damage, liability or action.

This Power of Attorney supersedes any power of attorney previously executed by the undersigned regarding the purposes outlined in the first paragraph hereof (“Prior Powers of Attorney”), and the authority of the attorneys-in- fact named in any Prior Powers of Attorney is hereby revoked. This Power of Attorney shall remain in full force and effect until (a) revoked by the undersigned in a signed writing delivered to the foregoing Attorneys-in-Fact or (b) superseded by a new power of attorney regarding the purposes outlined in the first paragraph hereof dated as of a later date.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of October 2015.

/s/ Lawrence Page
Lawrence Page